FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

EMCO LIMITED

(Translation of registrant’s name into English)

620 Richmond Street, London, Ontario N6A 5J9

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F [ ]	Form 40-F [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes [ ]	No [X]

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED (Registrant)

Date: January 29, 2003	By: /S/ Mark F. Whitley Mark F. Whitley — Vice President, General Counsel & Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED
EXHIBIT INDEX

Exhibit
Number	Description (Form 6-K Instruction Reference)

99.1	Press Release of the Company, dated January 29, 2003